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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: June 25, 2004
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: June 25, 2004
	By:	/s/ GRANT A. EDEY Grant A. Edey Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Supplemental Information concerning the Annual and Special Meeting of Shareholders to be reconvened on Tuesday, June 29, 2004 and adjourned to, and reconvened on, Tuesday, July 6, 2004.
99.2	Form of Proxy solicited by the Management and Directors of IAMGOLD Corporation for use at an Annual and Special Meeting of Shareholders to be reconvened and adjourned on June 29, 2004 and reconvened on July 6, 2004.
(NON-REGISTERED SHAREHOLDERS)
99.3	Form of Proxy solicited by the Management and Directors of IAMGOLD Corporation for use at an Annual and Special Meeting of Shareholders to be reconvened and adjourned on June 29, 2004 and reconvened on July 6, 2004.
(REGISTERED SHAREHOLDERS)

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